SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DELTA MUTUAL, INC.

(Name of Issuer)

Common Stock, Par Value $.0001

(Title of Class of Securities)

423496108

(CUSIP Number)

GARY T. ROBINSON

162 W. 54TH STREET, APT. 12E

NEW YORK, NEW YORK 10019

203-952-4230

________________________________

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

NOVEMBER 8, 2002

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

SCHEDULE 13D

CUSIP No. 423496108

1. NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

GARY T. ROBINSON

###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

P F

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

7. SOLE VOTING POWER

45,000

NUMBER OF 8. SHARED VOTING POWER

SHARES

BENEFICIALLY 0

OWNED BY

EACH 9. SOLE DISPOSITIVE POWER

REPORTING

PERSON 45,000

WITH

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,000 Common Shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81%

14. TYPE OF REPORTING PERSON*

I N

Item 1. Security and Issuer.

This original Schedule 13D statement is filed on behalf of Gary T. Robinson ("Robinson") as the reporting person hereunder relative to the acquisition by Robinson of 45,000 common stock, par value $.0001 (the "Shares"), of DELTA MUTUAL, INC., the issuer named herein (the "Company" or "Issuer"), which has its principal executive offices at Suite 812, 1730 Rhode Island Avenue, N.W., Washington, D.C.

Item 2. Identity and Background.

This statement is being filed by Gary T. Robinson, an individual, in connection with the purchase on November 8, 2002 of the Shares. Robinson is engaged in the business of enterprise investing. The address of the principal business offices of Robinson is 162 W. 54th Street, Apt. 12E, New York, New York 10019. Gary T. Robinson is a citizen of the United States.

Gary T. Robinson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he, during the last five years, been a party to a civil proceeding of a judicial or body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Gary T. Robinson acquired beneficial ownership of the 45,000 common shares of the Issuer on November 8, 2002 (the "Shares").

The aggregate purchase price paid for the Shares by Gary T. Robinson was $275,000. The source of funds for the purchase of the Shares of the Company was personal funds.

Item 4. Purpose of Transaction.

Robinson purchased the Shares in order to acquire control of the Company. Pursuant to the instructions for items (a) through (j) of Item 4, Robinson has plans as follows:

(a) As set forth in Item 3 of this Schedule, Robinson has acquired 45,000 common shares, par value $.0001, representing 81% of the outstanding common shares. Robinson has no present plans or proposals to acquire any additional shares of the Issuer.

(b) Robinson is considering, but has no present plans or proposals to merge the Issuer with other entities, or effect a liquidation or reorganization of the Issuer or any of its subsidiaries. Robinson is considering, but has no present plans or proposals to cause the Issuer to enter into extraordinary corporate transactions such as mergers in order to effect the acquisition of operating companies.

(c) Robinson may consider, but has no present plans or proposals to cause a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d) Robinson plans to exercise its voting rights to control and elect a majority of the members of the Issuer's Board of Directors, but as of this Filing has not done so.

(e) Robinson may consider, but has no present plans or proposals to cause a material change in the capitalization of the Issuer. Robinson has no present plans or proposals to alter the dividend policy of the Issuer with respect to the declaration and payment of dividends.

(f) Robinson may consider, but has no present plans or proposals to make any other material change to the business or corporate structure of the Issuer.

(g) Robinson may consider, but has no present plans or proposals to change the Issuer's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of the Issuer by any person.

(h) Robinson may consider, but has no present plans or proposals for causing the common stock of the Issuer to be delisted from the over-the-counter Electronic Bulletin Board of the NASD.

(i) Robinson may consider, but has no present plans or proposals relating to a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Except as set forth above, Robinson has no present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer.

As of the November 8, 2002, Robinson beneficially owns, and has sole voting power and sole power to dispose or to direct the disposition of 45,000 shares of the Company's Common Stock representing 81% of the Common Stock deemed outstanding on the date hereof

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned, its affiliates and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

A. Stock Purchase Agreement, dated as of November 8, 2002, by and between Gary T. Robinson and Kelcon, Inc.

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 18, 2002

___/s/ Gary T. Robinson_____

Gary T. Robinson

EXHIBIT A

COMMON STOCK PURCHASE AGREEMENT

Dated as of November 8, 2002

by and between

Gary T. Robinson
Purchaser

and

KELCON, INC.

Seller

COMMON STOCK PURCHASE AGREEMENT

This COMMON STOCK PURCHASE AGREEMENT (this "Agreement") is dated as of November 8, 2002 by and between Gary T. Robinson and/or his assigns, an individual having an address of 162 W. 54th Street, Apt. 12E, New York, New York 10019 (the "Purchaser"), Kelcon, Inc., a company organized under the laws of the State of Delaware, with offices located at suite 812, 1730 Rhode Island Avenue, N.W., Washington, D.C. (the "Seller").

.

BACKGROUND:

WHEREAS, the Purchaser desires to purchase and the Seller desires to sell 45,000 shares (the "Shares") of the common stock of Delta Mutual, Inc., a Delaware corporation (the "Company") for the purchase price of $275,000 (the "Purchase Price") upon the terms and subject to the conditions contained herein; and

WHEREAS, the Purchaser and the Seller contemplate this transaction as a private sale between the parties, made in reliance upon applicable exemptions from the registration requirements of the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder (the "Securities Act").

NOW, THEREFORE, upon the mutual promises made each to the other, the parties hereto agree as follows:

  Purchase and Sale of Common Stock

  Section 1.1 Purchase and Sale of Stock. Subject to the terms and conditions of this Agreement, the Purchaser shall purchase and the Seller shall sell 45,000 shares of the Company common stock (the "Shares") for the purchase price of $275,000.

  Section 1.2 Closing. In consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Seller agrees to transfer and sell to the Purchaser and the Purchaser agrees to purchase from the Seller, the Shares by delivering:

  (a) by wire transfer to Seller's designated bank account or by delivery of its certified or bank check in the amount of $50,000;

  (b) Purchaser's promise and agreement to make the following payments to the Seller: $55,000 payment due on or before the 60th day following Closing; $55,000 payment due on or before the 90th day following Closing; $55,000 payment due on or before the 120th day following Closing, and; $60,000 payment due on or before the 150th day following Closing, representing full payment of the Purchase Price to the Seller. The "Closing" shall take place at the offices of Kenneth A. Martin, suite 812, 1730 Rhode Island Avenue, N.W., Washington, D.C. at 10:00 A.M. Eastern Standard Time on (i) November 8, 2002 or (ii) such other time and place or on such date as the Purchaser and the Seller may agree upon (the "Closing Date"). Each party shall deliver all documents, instruments and writings required to be delivered by such party pursuant to this Agreement at or prior to the Closing.

  Representations and Warranties

      Representations and Warranties of the Seller. The Seller hereby make the following representations and warranties to the Purchaser:

        Organization, Good Standing and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. As of the date hereof, the Company does not have any subsidiaries, except as set forth in the Company's most recent Form 10-KSB, including the accompanying financial statements (the "Form 10-K"), or in the Company's most recent Form 10-QSB (the "Form 10-Q"). The Company and each such subsidiary is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary.

        Authorization; Enforcement. The Seller has the requisite authority and ownership rights to the Shares to enter into and perform this Agreement and to sell the Shares in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Seller and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary action. This Agreement constitutes, or when executed and delivered shall constitute, a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of creditor's rights and remedies or by other equitable principles of general application.

        Capitalization. The authorized capital stock of the Company and the shares thereof issued and outstanding as of November __, 2002 are as follows:

        Authorized Shares: 20,000,000 Common Shares, par value, $.0001 per share

        Issued and Outstanding Shares: 55,700 Common Shares

        All of the outstanding shares of the Company's Common Stock have been duly and validly authorized, and are fully paid and non-assessable. As of November 8, 2002, no shares of Common Stock are entitled to preemptive rights or registration rights and there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company. Furthermore, except as set forth in this Agreement, as of the date hereof, there are no contracts, commitments, understandings, or arrangements by which the Seller is bound to sell the Shares or by which the Company is or may become bound to sell or issue additional shares of the capital stock of the Company or options, securities or rights convertible into shares of capital stock of the Company. As of the date hereof, the Company is not a party to any agreement granting registration rights to any person with respect to any of its equity or debt securities. The Seller, and to the best of its knowledge, nor the Company, is a party to, and it has no knowledge of, any agreement restricting the voting or transfer of the Shares or any shares of the capital stock of the Company. The sale of the Shares pursuant to this Agreement shall comply with all applicable federal and state securities laws, and no stockholder has a right of rescission or damages with respect thereto which would have a material adverse effect.

        Sale of Shares. The sale of the Shares in accordance with the terms and on the basis of the representations and warranties set forth in this Agreement will be exempt from the registration requirements of the Securities Act. The Shares have been duly authorized by all necessary corporate action and, when paid for in accordance with the terms hereof, the Shares shall continue to be validly issued and outstanding, fully paid and non-assessable, and the Purchaser shall be entitled to all rights accorded to a holder of Common Stock.

        No Conflicts. To the best knowledge of the Seller, the execution, delivery and performance of this Agreement by the Seller and the consummation by the Seller and the Purchaser of the transactions contemplated herein do not (i) violate any provision of the Company's Certificate or Bylaws, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Seller or the Company is a party, (iii) create or impose a lien, charge or encumbrance on any property of the Company under any agreement or any commitment to which the Company is a party or by which the Company is bound or by which any of its respective properties or assets are bound, or (iv) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Seller or the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries are bound or affected. To the best knowledge of the Seller, neither the Seller nor the Company is required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, or to sell the Shares in accordance with the terms hereof (other than any filings which may be required to be made by the Seller or the Company with the U. S. Securities and Exchange Commission (the "Commission"), or NASD subsequent to the Closing, and, any registration statement which may be filed pursuant hereto); provided that, for purpose of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of the Purchaser herein.

        Commission Documents, Financial Statements. The Common Stock of the Company is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the "Commission") pursuant to the reporting requirements of the Exchange Act, including material filed pursuant to Section 13(a) or 15(d) of the Exchange Act (all of the foregoing including filings incorporated by reference therein being referred to herein as the "Commission Documents"). The Seller has delivered or made available to the Purchaser true and complete copies of the Commission Documents filed with the Commission since November 1, 2002 and prior to the Closing Date. To the best knowledge of the Seller, neither the Seller nor the Company has provided to the Purchaser any information which, according to applicable law, rule or regulation, should have been disclosed publicly by the Company but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement. The Form 10-KSB for the year ended December 31, 2001 complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such document, and, as of its date, such Form 10-K did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Commission Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the financial position of the Company and its subsidiaries as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

        No Material Adverse Change. Since [date of last SEC financials filing], the Company has not experienced or suffered any Material Adverse Effect, except continued losses from operations.

        No Undisclosed Liabilities. To the best knowledge of the Seller, neither the Seller nor the Company has any liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) that would be required to be disclosed either directly to the Purchaser or on a balance sheet of the Company (including the notes thereto) in conformity with GAAP and are not disclosed in the Commission Documents or Commission Filings, other than those incurred in the ordinary course of the Company's or its subsidiaries-respective businesses since [date of last SEC financials filing] and which, individually or in the aggregate, do not or would not have a material adverse effect on the Company's financial condition and operations.

        No Undisclosed Events or Circumstances. No event or circumstance has occurred or exists with respect to the Company or its subsidiaries or their respective businesses, properties, prospects, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed and which, individually or in the aggregate, do not or would not have a material adverse effect on the Company's financial condition or operations.

        Title to Assets. Each of the Company and the subsidiaries has good and marketable title to all of its real and personal property reflected in the Commission Documents, free of any mortgages, pledges, charges, liens, security interests or other encumbrances. All leases of the Company and each of its subsidiaries are valid and subsisting and in full force and effect in all material respects.

        Actions Pending. There is no action, suit, claim, investigation or proceeding pending or, to the best knowledge of the Seller, threatened against the Seller or the Company or any subsidiary which questions the validity of this Agreement or the transactions contemplated hereby or any action taken or to be taken pursuant hereto or thereto. Except as set forth in the Commission Documents or the Commission Filings, there is no action, suit, claim, investigation or proceeding pending or, to the knowledge of the Seller and the Company, threatened, against or involving the Seller or the Company, any subsidiary or any of their respective properties or assets and which, if adversely determined, is reasonably likely to result in a material adverse effect on the Company's financial condition or operations.

        Certain Fees. No brokers, finders or financial advisory fees or commissions will be payable by the Seller or the Company or any subsidiary with respect to the transactions contemplated by this Agreement.

        Disclosure. Neither this Agreement nor any other documents, certificates or instruments furnished to the Purchaser by or on behalf of the Seller or the Company or any subsidiary in connection with the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made herein or therein, in the light of the circumstances under which they were made herein or therein, not misleading.

        Operation of Business. To the best knowledge of the Seller, the Company or one of the subsidiaries owns or possesses all patents, trademarks, domain names (whether or not registered) and any patentable improvements or copyrightable derivative works thereof, websites and intellectual property rights relating thereto, service marks, trade names, copyrights, licenses and authorizations as set forth in the Commission Documents or the Commission Filings and all rights with respect to the foregoing, which are necessary for the conduct of its business as now conducted without any conflict with the rights of others, except to the extent set forth in the Commission Documents.

        Environmental Compliance. To the best knowledge of the Seller, the Company and each of its subsidiaries have obtained all material approvals, authorization, certificates, consents, licenses, orders and permits or other similar authorizations of all governmental authorities, or from any other person, that are required under any Environmental Laws. "Environmental Laws" shall mean all applicable laws relating to the protection of the environment including, without limitation, all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, material or wastes, whether solid, liquid or gaseous in nature. Except for such instances as would not individually or in the aggregate have a material adverse effect upon the Company's financial condition or operations, there are no past or present events, conditions, circumstances, incidents, actions or omissions relating to or in any way affecting the Company or its subsidiaries that violate or could violate any environmental law after the Closing or that could give rise to any environmental liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation (i) under any Environmental Law, or (ii) based on or related to the manufacture, processing, distribution, use, treatment, storage (including without limitation underground storage tanks), disposal, transport or handling, or the emission, discharge, release or threatened release of any hazardous substance.

        Material Agreements. To the best knowledge of the Seller, neither the Seller nor the Company nor any subsidiary is a party to any written or oral contract, instrument, agreement, commitment, obligation, plan or arrangement, a copy of which would be required to be filed with the Commission as an exhibit to a Commission Filing (collectively, "Material Agreements") if the Seller or the Company or any subsidiary were registering securities under the Securities Act immediately prior to the effectiveness of this Agreement. The Seller and the Company and each of its subsidiaries have in all material respects performed all the obligations required to be performed by them to date under the foregoing agreements, have received no notice of default and, are not in default under any Material Agreement now in effect.

        Transactions with Affiliates. Except as set forth in the Commission Documents or the Commission Filings, there are no loans, leases, agreements, contracts, royalty agreements, management contracts or arrangements or other continuing transactions exceeding $1,000 between (a) the Seller or the Company, any subsidiary or any of their respective customers (excluding agreements related to the purchase or lease of the Company's products) or suppliers on the one hand, and (b) on the other hand, any officer, employee, consultant or director of the Company, or any of its subsidiaries, or any person who would be covered by Item 404(a) of Regulation S-K or any corporation or other entity controlled by such officer, employee, consultant, director or person.

        Securities Act of 1933. To the best knowledge of the Seller, the Seller and the Company have complied in all material respects with all applicable federal and state securities laws in connection with the offer and sale of the Shares hereunder. The Seller nor the Company have distributed and, prior to the completion of the sale of the Shares to the Purchaser, will not distribute any offering material in connection with the offer and sale of the Shares.

        Employees. As of the date hereof, neither the Company nor any subsidiary has any collective bargaining arrangements or agreements covering any of its employees, except as set forth in the Commission Documents or the Commission Filings. Each of the Company and its subsidiaries requires its officers, employees and certain consultants to enter into agreements regarding proprietary information, noncompetition, nonsolicitation, confidentiality, or other similar agreements containing restrictive covenants. As of the date hereof, no officer, consultant or key employee of the Company or any subsidiary whose termination, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Company's financial condition or operations, has terminated or, to the knowledge of the Seller or the Company, has any present intention of terminating his or her employment or engagement with the Company or any subsidiary.

        Acknowledgment Regarding Purchaser's Purchase of Shares. The Seller acknowledges and agrees that the Purchaser is acting solely in the capacity of arm's length Purchaser with respect to this Agreement and the transactions contemplated hereunder. The Seller further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Seller or the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Purchaser or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Purchaser's purchase of the Shares.

      Representations, Warranties and Covenants of the Purchaser. The Purchaser hereby makes the following representations, warranties and covenants to the Seller and the Company:

        Organization and Standing of the Purchaser. The Purchaser is an individual.

        Authorization and Power. The Purchaser has authority to enter into and perform this Agreement and to purchase the Shares in accordance with the terms hereof. The execution, delivery and performance of this Agreement by Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Purchaser, its Board of Directors or stockholders is required. This Agreement has been duly executed and delivered by the Purchaser. This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership, or similar laws relating to, or affecting generally the enforcement of creditor's rights and remedies or by other equitable principles of general application.

        No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby and thereby or relating hereto do not and will not (i) result in a violation of such Purchaser's charter documents or bylaws or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Purchaser is a party, (iii) create or impose any lien, charge or encumbrance on any property of the Purchaser under any agreement or any commitment to which the Purchaser is party or by which the Purchaser is on or by which any of its respective properties or assets are bound or (iv) result in a violation of any law, rule or regulation, or any order, judgment or decree of any court or governmental agency applicable to the Purchaser or its properties, except for such conflicts, defaults and violations as would not, individually or in the aggregate, prohibit or otherwise interfere with the ability of the Purchaser to enter into and perform its obligations under this Agreement in any material respect. The Purchaser is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or to purchase the Shares in accordance with the terms hereof, provided that for purposes of the representation made in this sentence, the Purchaser is assuming and relying upon the accuracy of the relevant representations and agreements of the Seller and the Company herein.

  Information. The Purchaser and his advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Shares which have been requested by the Purchaser. The Purchaser and its advisors, if any, have been afforded the opportunity to ask questions of the Company. The Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Shares. Purchaser understands that it (and not the Company) shall be responsible for its own tax liabilities that may arise as a result of this investment or the transactions contemplated by this Agreement.

  (h) General. The Purchaser understands that the Shares are being offered and sold in reliance on a transactional exemption from the registration requirement of federal and state securities laws and the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of the Purchaser to acquire the Shares.

  Covenants

  The Seller covenants with the Purchaser as follows, which covenants are for the benefit of the Purchaser and its permitted assignees (as defined herein).

  Securities. The Seller shall notify the Commission and the OTC Bulletin Board, if applicable, in accordance with their rules and regulations, of the transactions contemplated by this Agreement, and shall take all other necessary actions and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid sale of the Shares to the Purchaser.

      Compliance with Laws. The Seller shall cause the Company to comply, and cause each subsidiary to comply, with all applicable laws, rules, regulations and orders, noncompliance with which could reasonably be expected to have a material adverse effect.

      Legends. The certificates evidencing the Shares and the shares of Common Stock issuable upon exercise of the Warrants shall be free of legends, except as provided for in Article VII.

  Deliveries At Closing-Escrow

      Deliveries At Closing of this Agreement. The Seller shall deliver the following to the Purchaser at the Closing:

  (a) Certificates for Shares. The Seller shall deliver to the "Escrow Agent", whose signature on this Agreement is solely for purposes of the escrow described hereinafter, the certificate(s) representing the Shares together with a fully executed stock power containing the appropriate medallion guaranteed signature of Seller, transferring all of Seller's right, title and interest in the Shares to the Purchaser and which certificate(s) shall be held by the Escrow Agent pursuant to the terms set forth in this Article IV.

  (b) Resignation of Officers. The Seller and the Company shall deliver to the Purchaser the written resignations of all of the officers of the Company, effective as of the Closing date.

  (c) Appointment to Board. The Company shall deliver to the Purchaser its Secretary's Certificate containing a resolution appointing ____________ and ____________ to the Board of Directors of the Company.

  (d) Resignation of Directors. The Company shall deliver to the Purchaser the written resignations of all of the members of the Board of Directors of the Company, effective as of the Closing date.

  Section 4.2 Escrow. The Escrow Agent hereby agrees to take possession of the certificate(s) representing the Shares as aforesaid and to hold the same pursuant to the express terms of this Section 4.2 as follows:

  (a) If the Seller notifies the Escrow Agent in writing to deliver the certificate(s) representing the Shares to the Purchaser on or before the 150th day following the Closing, the Escrow Agent shall cause the certificate(s) representing the Shares to be delivered immediately to the Purchaser, or;

  (b) If the Escrow Agent has not received written notification from the Seller authorizing the Escrow Agent to deliver the certificate(s) representing the Shares to the Purchaser on or before the 150th day following the Closing then the Escrow Agent shall cause the certificate(s) representing the Shares to be delivered immediately to the Seller, and;

  (c) Both parties agree to defend the Escrow Agent and indemnify him from and against any and all liability of any nature whatsoever arising out of or in connection with his agreement to serve as Escrow Agent for the limited purposes identified in this Section 4.2.

  Section 4.3 Beneficial Ownership During Escrow. The Purchaser and the Seller agree that the Purchaser shall be deemed the beneficial owner of the Shares while they are subject to the escrow described in this Article 4; accordingly, the Purchaser shall file the necessary Schedule 13D and Form 3, Initial Statement of Beneficial Ownership of Securities, with the Securities and Exchange Commission pursuant to their required filing dates, and showing Purchaser's beneficial ownership of the Shares. During the period the Shares are held in Escrow pursuant to this Article 4, the Purchaser shall be deemed the majority shareholder and permitted to exercise any and all rights to which it is entitled under the DGCL.

  Section 4.4 Payment of Purchase Price. The Purchaser shall deliver the Purchase Price to the Seller as set forth in Article I above, representing the purchase price for the Shares.

  Miscellaneous

      Fees and Expenses. Each party shall bear its own costs and expenses incurred in connection with the execution, delivery and performance of the transactions contemplated in this Agreement.

      Specific Enforcement, Consent to Jurisdiction.

        The Seller and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

        Each of the Seller and the Purchaser (i) hereby irrevocably submits to the jurisdiction of the United States District Court and other courts of the United States sitting in the State of New Jersey for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Each of the Seller and the Purchaser consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 5.2 shall affect or limit any right to serve process in any other manner permitted by law.

      Entire Agreement; Amendment. This Agreement contains the entire understanding of the parties with respect to the matters covered hereby and, except as specifically set forth herein, neither the Seller nor the Purchaser makes any representations, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by a written instrument signed by the party against whom enforcement of any such amendment or waiver is sought.

      Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery, by telex (with correct answer back received), telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Purchaser:	Gary T. Robinson 162 West 54th Street, Apt. 12E New York, New York 10019 Tel. No.: 203-820-4831 Fax No.: 212-333-3933
With copies to:	Joseph J. Tomasek, Esq.
75-77 North Bridge Street Somerville, New Jersey 08876 Tel. No.: (908) 429-0030 Fax No.: (908) 429-0040
If to the Seller:	Kelcon, Inc. suite 812 1730 Rhode Island Avenue, N.W. Washington, D.C. Tel. No.: Fax No.:
With copies to:	________________________ ________________________ ________________________ Tel. No.: Fax No.: Attention:

    Any party hereto may from time to time change its address for notices by giving at least ten (10) days prior written notice of such changed address to the other party hereto.

    Waivers. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

    Headings. The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.

    Successors and Assigns. The parties hereby expressly agree that the Purchaser may assign all of his right, title and interest under this Agreement to an assignee upon notice to the Seller without necessity of Seller's consent. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. After Closing, the assignment by a party to this Agreement of any rights hereunder shall not affect the obligations of such party under this Agreement.

    Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New Jersey, without giving effect to the choice of law provisions.

    Survival. The representations and warranties of the Seller and the Purchaser contained in Article III and the covenants contained in Article IV shall survive the execution and delivery hereof and the Closing until the termination of this Agreement

    Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. In the event any signature is delivered by facsimile transmission, the party using such means of delivery shall cause four additional executed signature pages to be physically delivered to the other parties within five (5) days of the execution and delivery hereof.

    Publicity. Except as required by applicable law, the Seller shall cause the Company not to issue any press release or otherwise make any public statement or announcement with respect to this Agreement or the transactions contemplated hereby or the existence of this Agreement without the prior consent of the Purchaser.

    Further Assurances. From and after the date of this Agreement, upon the request of the Seller or the Purchaser, each of the Seller, and in the case of the Company, the Seller shall cause, and the Purchaser shall execute and deliver such instrument, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

    Confidentiality. Purchaser agrees to maintain the confidentiality of all information about the Company received from any officer, employee or agent of the Company, until such time as that confidential information is released to the public generally other than as a result of any disclosure by Purchaser.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.

PURCHASER
__/s/ Gary T. Robinson__ Gary T. Robinson

SELLER:

KELCON, INC.

___/s/ Kenneth A. Martin___

Kenneth A. Martin, President

ESCROW AGENT:

___/s/ Joseph J. Tomasek___

Joseph J. Tomasek